ALEXCO RESOURCE CORP. INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2014 (unaudited)

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT	(unaudited)
(expressed in thousands of Canadian dollars)

	MARCH 31	DECEMBER 31
	2014	2013

ASSETS

Current Assets
Cash and cash equivalents	$8,485	$8,610
Accounts and other receivables	4,007	4,929
Inventories (see note 4)	5,291	5,260
Prepaid expenses and other current assets	372	437
	18,155	19,236

Non-Current Assets
Restricted cash and deposits (see note 5)	9,948	9,460
Long-term investments	689	539
Property, plant and equipment (see note 6)	24,998	25,810
Mineral properties (see note 7)	76,393	75,847
Intangible assets	362	321

Total Assets	$130,545	$131,213

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$1,788	$2,220
Income taxes payable	21	21
Environmental services contract loss provision	22	1
Deferred revenue	172	172
Flow-through share premium pending renunciation	1,402	1,506
	3,405	3,920
Non-Current Liabilities
Environmental services contract loss provision	165	112
Deferred revenue	1,411	1,234
Silver streaming interest (see note 8)	18,143	18,190
Decommissioning and rehabilitation provision	3,817	3,803
Deferred income tax liabilities	2,752	2,775

Total Liabilities	29,693	30,034

Shareholders’ Equity	100,852	101,179

Total Liabilities and Shareholders’ Equity	$130,545	$131,213

COMMITMENTS (see note 18)
SUBSEQUENT EVENTS (see note 9)

APPROVED ON BEHALF OF
THE BOARD OF DIRECTORS

“Terry Krepiakevich”	“George Brack”
(signed)	(signed)
Director	Director

The accompanying notes are an integral part of these interim condensed consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE THREE MONTH PERIODS ENDED MARCH 31	(unaudited)
(expressed in thousands of Canadian dollars,
except per share and share amounts)

	2014	2013

Revenues
Mining operations	$256	$14,508
Environmental services	3,071	2,207
Total revenues	3,327	16,715

Cost of Sales (see note 10)
Mining operations	-	14,476
Environmental services	2,090	1,400
Total cost of sales	2,090	15,876

Gross Profit
Mining operations	256	32
Environmental services	981	807
Total gross profit	1,237	839

General and administrative expenses (see note 11)	2,284	4,352
Mine site care and maintenance (see note 11)	740	-
Foreign exchange losses (gains)	105	(14)

	3,129	4,338

Operating Loss	(1,892)	(3,499)

Other Income (Expenses)
Investment income	7	187
Finance costs	(14)	(12)
Derivative loss	-	(30)

Loss Before Taxes	(1,899)	(3,354)

Income Tax Provision (Recovery) (see note 12)
Current	14	-
Deferred	(494)	(1,022)

Net Loss	(1,419)	(2,332)

Other Comprehensive Income (Loss)
Items that may be reclassified subsequently to net income (loss) –
Cumulative translation adjustments, net of tax $368 and $nil	417	(83)
Gain (loss) on long-term investments	150	(338)

Total Comprehensive Loss	$(852)	$(2,753)

Loss Per Share (see note 13)
Basic	$(0.02)	$(0.04)
Diluted	$(0.02)	$(0.04)

The accompanying notes are an integral part of these interim condensed consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTH PERIODS ENDED MARCH 31	(unaudited)
(expressed in thousands of Canadian dollars

	2014	2013

Cash Flows from Operating Activities
Net loss	$(1,419)	$(2,332)
Items not affecting cash from operations –
Deferred revenue	177	(63)
Depletion of mineral properties	-	5,123
Environmental services contract loss provision	75	(84)
Silver streaming interest amount recognized	(48)	(2,659)
Depreciation of property, plant and equipment	723	703
Amortization of intangible assets	24	12
Share-based compensation expense	475	1,088
Finance costs, derivative (gain) loss and other	194	(31)
Write-down of inventory	-	663
Deferred income tax provision (recovery)	(494)	(1,022)

	(293)	1,398

Expenditures on decommissioning and rehabilitation	-	-
Changes in non-cash working capital balances related to operations –
Decrease in accounts and other receivables	923	1,423
Decrease (increase) in inventories	(32)	(1,089)
Decrease in prepaid expenses and other current assets	67	68
Increase (decrease) in accounts payable and accrued liabilities	(525)	(400)

	140	1,400

Cash Flows from Investing Activities
Expenditures on mining operations properties	(158)	(1,907)
Expenditures on exploration and evaluation properties	(135)	(4,905)
Purchase of property, plant and equipment	(21)	(1,708)
Increase in restricted cash and deposits	49	(532)

	(265)	(9,052)

Cash Flows from Financing Activities
Proceeds from exercise of share options	-	139
Purchase of RSU settlement shares	-	(1,869)

	-	(1,730)

Decrease in Cash and Cash Equivalents	(125)	(9,382)

Cash and Cash Equivalents – Beginning of Period	8,610	23,088

Cash and Cash Equivalents – End of Period	$8,485	$13,706

SUPPLEMENTAL INFORMATION (see note 15)

The accompanying notes are an integral part of these interim condensed consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE THREE MONTH PERIODS ENDED MARCH 31	(unaudited)
(expressed in thousands of Canadian dollars)

	Common Shares
				Share			Accumulated
				Options			Other
				and	Contributed	Accumulated	Comprehensive
	Shares	Amount	Warrants	RSUs	Surplus	Deficit	Income	Total

Balance – December 31, 2013	62,172,233	$157,983	$-	$11,092	$7,741	$(75,405)	$(232)	$101,179

Net loss	-	-	-	-	-	(1,419)	-	(1,419)
Other comprehensive income	-	-	-	-	-	-	567	567
Share-based compensation expense recognized	-	-	-	525	-	-	-	525
Share options forfeited	-	-	-	(1,229)	1,229	-	-	-
Release of RSU settlement shares	138,333	585	-	(585)	-	-	-	-

Balance – March 31, 2014	62,310,566	$158,568	$-	$9,803	$8,970	$(76,824)	$335	$100,852

Balance – December 31, 2012	60,428,898	$155,042	$-	$11,113	$5,364	$(24,955)	$(19)	$146,545

Net loss	-	-	-	-	-	(2,332)	-	(2,332)
Other comprehensive loss	-	-	-	-	-	-	(421)	(421)
Share-based compensation expense recognized	-	-	-	1,265	-	-	-	1,265
Exercise of share options	45,000	204	-	(65)	-	-	-	139
Share options forfeited	-	-	-	(89)	89	-	-	-
Release of RSU settlement shares	33,333	126	-	(126)	-	-	-	-
Purchase of RSU settlement shares	(445,000)	(1,866)	-	-	-	-	-	(1,866)

Balance – March 31, 2013	60,062,231	$153,506	$-	$12,098	$5,453	$(27,287)	$(440)	$143,330

The accompanying notes are an integral part of these interim condensed consolidated financial statements

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2014 AND 2013	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

1.	Description of Business and Nature of Operations

Alexco Resource Corp. (“Alexco” or the “Corporation”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). The Corporation operates two principal businesses: a mining business, comprised of mineral exploration and mine development and operation in Canada, primarily in Yukon Territory; and through its Alexco Environmental Group (“AEG”), an environmental services business, providing consulting, remediation solutions and project management services in respect of environmental permitting and compliance and site remediation, in Canada, the United States and elsewhere.

The Corporation is in the process of exploring and developing its mineral properties. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, successful permitting, the ability of the Corporation to obtain necessary financing to complete exploration and development, and upon future profitable production or proceeds from disposition of each mineral property. Furthermore, the acquisition of title to mineral properties is a complicated and uncertain process, and while the Corporation has taken steps in accordance with common industry practice to verify its title to the mineral properties in which it has an interest, there can be no assurance that such title will ultimately be secured. The carrying amounts of mineral properties are based on costs incurred to date, adjusted for depletion and impairments, and do not necessarily represent present or future values.

As of September 2013, Bellekeno mining operations were suspended in light of a sharply reduced silver price environment. Despite the suspension and resulting lack of cash flow from mining operations, the Corporation believes that based on its current cash position and cash flows generated from its environmental business it will have sufficient funds to meet its minimum obligations, including general corporate activities, for at least the next 12 months.

Alexco is a public company which is listed on the Toronto Stock Exchange (under the symbol AXR) and the NYSE MKT Equities Exchange (under the symbol AXU). The Corporation’s corporate head office is located at Suite 1150, 200 Granville Street, Vancouver, BC, Canada, V6C 1S4.

2.	Basis of Preparation and Statement of Compliance

These interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. These interim financial statements follow the same accounting policies and methods of computation as compared with the most recent annual financial statements, being for the year ended December 31, 2013, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Accordingly, these interim financial statements should be read in conjunction with the Corporation’s most recent annual financial statements. These interim condensed consolidated financial statements were approved for issuance by the Board of Directors on May 13, 2014.

These consolidated financial statements have been prepared on a going concern basis under the historical cost method, except for derivative financial instruments, stock-based compensation and certain financial assets which have been measured at fair value. All figures are expressed in Canadian dollars unless otherwise indicated.

3.	Accounting Standards and Amendments Issued but Not Yet Adopted

IFRS 9 Financial Instruments was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 Financial Instruments – Recognition and Measurement for financial assets with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent that they do not clearly

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2014 AND 2013	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments – Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on financial liabilities and derecognition of financial instruments. In December 2011, amendments to IFRS 7 were issued to require additional disclosures on transition from IAS 39 to IFRS 9. In November 2013, IFRS 9 was amended to include guidance on hedge accounting and to allow entities to early adopt the requirement to recognize changes in fair value attributable to changes in the entity’s own credit risk, from financial liabilities designated under the fair value option, in other comprehensive income (without having to adopt the remainder of IFRS 9).

In July 2013, the IASB tentatively decided to defer the mandatory effective date of IFRS 9. The IASB agreed that the mandatory effective date should no longer be annual periods beginning on or after January 1, 2015 but rather be left open pending the finalization of the impairment and classification and measurement requirements. The Corporation has not yet determined what the impact will be on its financial statements from the adoption of IFRS 9.

4.	Inventories

	March 31	December 31
	2014	2013

Ore in stockpiles	$4,269	$4,269
Concentrate	-	-
Materials and supplies	1,022	991

	$5,291	$5,260

During the three month period ended March 31, 2014, the cost of inventories recognized as an expense and included in mining cost of sales was $nil (2013 – $13,878,000), and also included in mining cost of sales were write-downs of lead concentrate inventory totaling $nil (2013 – $663,000) (see note 10).

5.	Restricted Cash and Deposits

	March 31	December 31
	2014	2013

Non-current:
Security for remediation services agreement	$5,528	$4,992
Security for decommissioning obligations	4,202	4,173
Other	218	295

	$9,948	$9,460

Security for remediation services agreement of $5,528,000 (US$5,000,000) as at March 31, 2014 (December 31, 2013 – US$5,000,000) represents security that has been posted by Alexco Resource U.S. Corp., a wholly owned subsidiary of the Corporation and a member of AEG, in support of a cost performance commitment provided under an environmental consulting and remediation services agreement with a third party customer.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2014 AND 2013	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

6.	Property, Plant and Equipment

				Heavy
			Ore	Machinery	Leasehold
	Land and	Camp, Roads,	Processing	and	Improvements
Cost	Buildings	and Other Site	Mill	Equipment	& Other	Total

December 31, 2012	$1,205	$5,867	$26,019	$6,492	$1,245	$40,828
Additions	159	190	241	1,267	49	1,906
Write-downs	-	(390)	(2,628)	(483)	-	(3,501)

December 31, 2013	1,364	5,667	23,632	7,276	1,294	39,233
Additions	-	-	-	14	11	25
Disposals	-	-	-	(22)	-	(22)

March 31, 2014	$1,364	$5,667	$23,632	$7,268	$1,305	$39,236

				Heavy
			Ore	Machinery	Leasehold
Accumulated	Land and	Camp, Roads,	Processing	and	Improvements
Depreciation	Buildings	and Other Site	Mill	Equipment	& Other	Total

December 31, 2012	$35	$2,251	$3,494	$3,152	$1,036	$9,968
Depreciation	60	665	1,660	1,006	64	3,455

December 31, 2013	95	2,916	5,154	4,158	1,100	13,423
Depreciation	15	152	381	258	17	823
Disposals	-	-	-	(8)	-	(8)

March 31, 2014	$110	$3,068	$5,535	$4,408	$1,117	$14,238

				Heavy
			Ore	Machinery	Leasehold
	Land and	Camp, Roads,	Processing	and	Improvements
Net book Value	Buildings	and Other Site	Mill	Equipment	& Other	Total

December 31, 2012	$1,170	$3,616	$22,525	$3,340	$209	$30,860

December 31, 2013	$1,269	$2,751	$18,478	$3,118	$194	$25,810

March 31, 2014	$1,254	$2,599	$18,097	$2,860	$188	$24,998

During the three month period ended March 31, 2014, the Corporation recorded total depreciation of property, plant and equipment of $823,000 (2013 – $921,000), of which $723,000 (2013 – $652,000) has been charged to income with $nil (2013 – $586,000) recorded to mining cost of sales, $15,000 (2013 – $24,000) recorded in environmental services cost of sales and $708,000 (2013 – $42,000) reflected under general and administrative expenses and mine site care and maintenance.

Of the balance, $100,000 (2013 – $178,000) was related to property, plant and equipment used in exploration activities and has been capitalized to mineral properties, and the difference reflects the changes in depreciation capitalized within opening and ending ore and concentrate inventories for the period.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2014 AND 2013	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

7.	Mineral Properties

			Expenditures	Depletion	Written	March 31
	December 31, 2013		Incurred	Recognized	Down	2014
		Non-
	Depletable	depletable

Mineral Properties
Keno Hill District Properties –
Bellekeno	$17,715	$-	$93	$-	$-	$17,808
Lucky Queen	-	9,084	14	-	-	9,098
Onek	-	807	178	-	-	985
McQuesten	-	3,670	20	-	-	3,690
Silver King	-	6,986	-	-	-	6,986
Flame & Moth	-	15,002	241	-	-	15,243
Bermingham	-	9,157	-	-	-	9,157
Elsa Tailings	-	884	-	-	-	884
Other Keno Hill Properties	-	12,352	-	-	-	12,352
Other	-	190	-	-	-	190

Total	$17,715	$58,132	$546	$-	$-	$76,393

			Expenditures	Depletion	Written	December 31
	December 31, 2012		Incurred	Recognized	Down	2013
		Non-
	Depletable	depletable

Mineral Properties
Keno Hill District Properties –
Bellekeno	$48,002	$-	$3,788	$(13,893)	$(20,182)	$17,715
Lucky Queen	-	15,871	2,358	-	(9,145)	9,084
Onek	-	19,120	4,200	-	(22,513)	807
McQuesten	-	3,650	20	-	-	3,670
Silver King	-	6,983	3	-	-	6,986
Flame & Moth	-	11,374	3,628	-	-	15,002
Bermingham	-	9,003	154	-	-	9,157
Elsa Tailings	-	858	26	-	-	884
Other Keno Hill Properties	-	12,170	182	-	-	12,352
Other	-	190	-	-	-	190

Total	$48,002	$79,219	$14,359	$(13,893)	$(51,840)	$75,847

	Mining	Exploration and
	Operations	Evaluation
	Properties	Properties	Total

March 31, 2014
Cost	$128,725	$48,502	$177,227
Accumulated depletion and write-downs	100,834	-	100,834
Net book value	$27,891	$48,502	$76,393

December 31, 2013
Cost	$128,440	$48,241	$176,681
Accumulated depletion and write-downs	100,834	-	100,834
Net book value	$27,606	$48,241	$75,847

December 31, 2012
Cost	$83,103	$79,219	$162,322
Accumulated depletion and write-downs	35,101	-	35,101
Net book value	$48,002	$79,219	$127,221

During the three month period ended March 31, 2013, the Corporation recognized depletion with respect to Bellekeno totaling $4,956,000, of which $5,123,000 was included in mining cost of sales and the difference reflected the changes in depletion charge included within opening and ending ore and concentrate inventories for the period. Depletion for Bellekeno in 2013 was based 100% on indicated resources, as defined in

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2014 AND 2013	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects. No depletion has been recognized in 2014.

8.	Silver Streaming Interest

	March 31	December 31
	2014	2013

Silver streaming interest	$18,143	$18,190

Under a silver streaming interest held by Silver Wheaton Corp. (“Silver Wheaton”), Silver Wheaton is purchasing from the Corporation an amount of refined silver equal to 25% of the payable silver produced by the Corporation from its Keno Hill District mineral properties, if and when such payable silver is delivered to an off-taker and as the Corporation is paid for such payable silver. Silver Wheaton has paid the Corporation advance amounts totaling US$50 million, the last of which was received in January 2011, and for each ounce of silver purchased must pay the Corporation an additional cash amount of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price at the time of delivery. Under the agreement, the deposit balance is reduced on each silver delivery by the excess of the prevailing market value of the silver delivered over the per-ounce cash amount paid by Silver Wheaton at the time. After the initial 40 year term of the agreement, the Corporation is required to refund the balance of any deposit payments received and not yet reduced through silver deliveries. The Corporation would also be required to refund the balance of advance payments received and not yet reduced if Silver Wheaton exercised its right to terminate the streaming interest in an event of default by the Corporation. The Corporation will be required to refund a pro-rata portion of the balance of the advance payments not yet reduced to the extent the Bellekeno mine has not achieved production throughput of 400 tonnes of ore per day over a 30 day period by June 30, 2015, as extended pursuant to an amendment entered into effective March 11, 2014. The maximum amount of any such refund is US$9,750,000. Commencing January 2014, and ending the earlier of June 30, 2015 and the completion of the 400 tonnes per day throughput test, as extended by the same amendment, the Corporation may be required to sell more than 25% of the payable silver produced, depending on the extent by which the 400 tonnes per day test has not yet been met. In support of its rights under the silver streaming interest, Silver Wheaton holds a security interest in substantially all of the Corporation’s plant and equipment and mineral properties located within the Keno Hill District.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2014 AND 2013	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

9.	Share-Based Compensation Incentive Stock Options

The changes in incentive share options outstanding are summarized as follows:

	Weighted	Number of
	average	shares issued
	exercise	or issuable on
	price	exercise	Amount

Balance – December 31, 2013	$ 5.16	4,035,663	$11,204

Stock options granted	$ 1.94	717,000	-
Share based compensation expense	-	-	525
Options forfeited	$ 5.03	(560,500)	(1,229)

Balance – March 31, 2014	$ 4.63	4,192,163	$10,500

Balance – December 31, 2012	$ 5.07	4,634,995	$11,061

Stock options granted	$ 4.16	641,500	-
Share based compensation expense	-	-	948
Options exercised	$ 3.08	(45,000)	(65)
Options forfeited	$ 6.37	(25,000)	(89)

Balance – March 31, 2013	$ 4.95	5,206,495	$11,855

During the three month period ended March 31, 2014, the fair value of options at the date of grant was estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 1.4% (2013 – 1.4%) per annum, an expected life of options of 4 years (2013 – 4 years), an expected volatility of 65% based on historical volatility (2013 – 71%), an expected forfeiture rate of 4% (2013 – 4%) and no expected dividends (2013 – nil).

Incentive share options outstanding and exercisable at March 31, 2014 are summarized as follows:

	Options Outstanding			Options Exercisable

	Number of			Number of
	Shares	Average	Average	Shares	Average
	Issuable on	Remaining	Exercise	Issuable on	Exercise
Exercise Price	Exercise	Life (Years)	Price	Exercise	Price

$1.65	292,500	1.96	$ 1.65	292,500	$ 1.65
$1.94	717,000	4.87	$ 1.94	239,000	$ 1.94
$3.45	779,996	2.98	$ 3.45	779,996	$ 3.45
$4.16	499,000	3.81	$ 4.16	332,667	$ 4.16
$4.46	108,000	0.87	$ 4.46	108,000	$ 4.46
$5.19	150,000	0.53	$ 5.19	150,000	$ 5.19
$5.38	50,000	0.17	$ 5.38	50,000	$ 5.38
$6.92	622,000	2.82	$ 6.92	622,000	$ 6.92
$7.10	970,167	3.82	$ 7.10	970,167	$ 7.10
$8.13	3,500	4.11	$ 8.13	3,500	$ 8.13

	4,192,163	3.19	$ 4.63	3,547,830	$ 5.01

The weighted average share price at the date of exercise for options exercised during the three month period ended March 31, 2013 was $4.22.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2014 AND 2013	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

During the three month period ended March 31, 2014, the Corporation recorded total share-based compensation expense of $358,000 (2013 – $948,000) related to incentive share options, of which $50,000 (2013 – $165,000) is recorded to mineral properties, $308,000 (2013 – $772,000) has been charged to income, and the balance reflects the changes in share-based compensation expense capitalized within opening and ending ore and concentrate inventories for the period.

Subsequent to March 31, 2014, a total of 250,000 incentive stock options have been surrendered and 2,500 have been forfeited.

Restricted Share Units (“RSUs”)

The changes in RSUs outstanding are summarized as follows:

	Number of
	shares issued
	or issuable
	on vesting	Amount

Balance – December 31, 2013	401,665	$996

Share-based compensation expense recognized	-	167
RSUs vested	(138,331)	(585)

Balance – March 31, 2014	263,334	$578

Balance – December 31, 2012	130,000	$52

RSUs granted	315,000	-
Share-based compensation expense recognized	-	317
RSUs vested	(33,333)	(126)

Balance – March 31, 2013	411,667	$243

A total of 315,000 RSUs were granted in January 2013, with total grant-date fair value determined to be $1,376,000. Included in general and administrative expenses for the three month period ended March 31, 2014 is share-based compensation expense of $167,000 (2013 – $317,000) related to RSU awards. As at March 31, 2014, the plan trust held 263,334 common shares of the Corporation for future settlement of granted RSUs.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2014 AND 2013	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

10.	Cost of Sales

The Corporation recorded cost of sales for the three month periods ended March 31, 2014 and 2013 as follows:

	2014	2013

Mining operations –
Inventoried costs –
Direct production costs	$-	$8,097
Depreciation, depletion and share-based compensation	-	5,781
Inventory write-down	-	663
Silver streaming interest –
Market price of deliverable silver, net of amount receivable on delivery	-	2,594
Silver streaming interest amount recognized (see note 8)	-	(2,659)
	-	14,476

Environmental services –
Direct service costs	2,075	1,376
Depreciation	15	24
	2,090	1,400

	$2,090	$15,876

11.	General and Administrative Expenses and Mine Site Care and Maintenance

The Corporation recorded general and administrative expenses for the three month periods ended March 31, 2014 and 2013 as follows:

	2014	2013

General and administrative expenses
Depreciation	$31	$42
Amortization of intangible assets	24	31
Business development and investor relations	115	154
Office, operating and non-operating overheads	358	645
Professional	66	279
Regulatory	103	56
Salaries and contractors	1,074	1,994
Share-based compensation	466	987
Travel	47	164

	$2,284	$4,352

In addition, the Corporation recorded mine site care and maintenance expenses in the three month period ended March 31, 2014 totaling $740,000. Included within that amount is depreciation on property, plant and equipment of $677,000 and share-based compensation of $9,000.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2014 AND 2013	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

12.	Income Tax Expense

The income tax provision differs from the amount that would result from applying the Canadian federal and provincial tax rate to income before taxes. For the three month periods ended March 31, 2014 and 2013, these differences result from the following items:

	2014	2013

Accounting loss before taxes	$(1,899)	$(3,354)
Federal and provincial income tax rate of 25.75% (2013 – 25%)	(494)	(839)

Non-deductible permanent differences	101	152
Differences in foreign exchange rates	(23)	(80)
Effect of difference in tax rates	(55)	(111)
Change in benefits not recognized	(125)	247
Flow-through share renunciation	(7)	-
Yukon mineral tax	(108)	9
Change in estimate	231	(400)
	14	(183)

Recovery of income taxes	$(480)	$(1,022)

13.	Loss Per Share

The following table sets forth the computation of basic and diluted loss per share for the three month periods ended March 31, 2014 and 2013:

	2014	2013
Numerator
Net loss for the period	$(1,419)	$(2,332)

Denominator
For basic – weighted average number of shares outstanding	62,625,743	60,142,366
Effect of dilutive securities – incentive share options	-	-
For diluted – adjusted weighted average number of shares outstanding	62,625,743	60,142,366

Loss Per Share
Basic	$(0.02)	$(0.04)
Diluted	$(0.02)	$(0.04)

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2014 AND 2013	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

14.	Financial Instruments

Information regarding the carrying amounts of the Corporation’s financial assets and liabilities is summarized as follows:

	Fair Value
	Hierarchy	March 31	December 31
	Classification	2014	2013
Loans and receivables –
Cash and cash equivalents	Level 1	$8,485	$8,610
Accounts receivable other than those arising from sales
of concentrates	Level 2	4,014	4,873
		12,499	13,483

Fair value through profit or loss –
Accounts receivable arising from sales of concentrates	Level 2	(7)	56
Long-term investment in warrants	Level 2	14	14
		7	70

Held to maturity investments –
Restricted cash and deposits –
Term deposits	Level 2	9,948	9,460

Available for sale –
Long-term investment in common shares	Level 1	675	525

Financial liabilities –
Accounts payable and accrued liabilities	Level 2	(1,788)	(2,220)

		$21,341	$21,318

The carrying amounts of all of the Corporation’s financial assets and liabilities reasonably approximate their fair values.

Accounts receivable arising from sales of concentrates includes exposure to changes in metal prices between initial revenue recognition and final settlement, which could occur up to a number of months subsequent to initial recognition. Measurement of such exposure is based on estimated prices for contained payable metal on which final settlement will be determined, with such estimates based on quoted forward prices.

All term deposits carried initial maturity periods of twelve months or less and are high grade, low risk investments held with major financial institutions in Canada, generally yielding between 1% and 2% per annum.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2014 AND 2013	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

15.	Supplemental Cash Flow Information

Supplemental cash flow information with respect to the three month periods ended March 31, 2014 and 2013 is summarized as follows:

	2014	2013

Operating Cash Flows Arising From Interest and Taxes
Interest received	$14	$145
Interest paid	$-	$-
Income taxes paid	$-	$-

Non-Cash Investing and Financing Transactions
Capitalization of share-based compensation to mineral properties	$50	$165
Increase (decrease) in non-cash working capital related to:
Mining operations properties	$(56)	$(27)
Exploration and evaluation properties	$(47)	$(68)
Property, plant and equipment	$8	$3

16.	Segmented Information

The Corporation had two operating segments during the three month periods ended March 31, 2014 and 2013, being environmental services carried out through AEG, providing consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation; and mining operations, including the operating Bellekeno mine during 2013 producing silver, lead and zinc in the form of concentrates. The Corporation also had two non-operating segments, being exploration of mineral properties, which includes exploration and evaluation activities; and the corporate segment, which includes the Corporation’s executive head office and general corporate administration and activity. Reportable segments are identified based on differences in products, services and business activities. Inter-segment transactions are recorded at amounts that reflect normal third-party terms and conditions, with inter-segment profits eliminated from the cost base of the segment incurring the charge. During the second quarter of 2013, both the Lucky Queen and Onek property assets were transferred from the exploration segment to the mining operations segment, as a result of the receipt of remaining operating permits. Revenue from non-Canadian customers of both operating segments was derived primarily from the United States.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2014 AND 2013	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Segmented information as at and for the three month periods ended March 31, 2014 and 2013 is summarized as follows:

	Environmental	Mining
2014	Services	Operations	Exploration	Corporate	Total

Segment revenues –
External customers –
Canadian	$1,801	$-	$-	$-	$1,801
Non-Canadian	1,270	256	-	-	1,526
Intersegment	798	-	-	-	798
Total segment revenues	3,869	256	-	-	4,125
Intersegment revenues eliminated on consolidation	(798)	-	-	-	(798)
Total revenues as reported	3,071	256	-	-	3,327

Cost of sales	2,090	-	-	-	2,090
Depreciation and amortization	30	-	-	26	56
Share-based compensation	109	-	-	357	466
Other G&A expenses	695	27	-	1,780	2,502
Foreign exchange gain	4	(13)	-	114	105
Investment income	-	-	-	(7)	(7)
Finance costs	-	14	-	-	14

Segment income (loss) before taxes	$143	$228	$-	$(2,270)	$(1,899)

Total assets	$12,183	$40,609	$69,187	$8,566	$130,545

	Environmental	Mining
2013	Services	Operations	Exploration	Corporate	Total

Segment revenues –
External customers –
Canadian	$1,581	$-	$-	$-	$1,581
Non-Canadian	626	14,508	-	-	15,133
Intersegment	877	-	-	-	877
Total segment revenues	3,084	14,508	-	-	17,592
Intersegment revenues eliminated on consolidation	(877)	-	-	-	(877)
Total revenues as reported	2,207	14,508	-	-	16,715

Cost of sales	1,400	14,476	-	-	15,876
Depreciation and amortization	42	-	-	31	73
Share-based compensation	197	161	-	629	987
Other G&A expenses	787	877	-	1,628	3,292
Foreign exchange gain	-	-	-	(14)	(14)
Investment income	-	-	-	(187)	(187)
Finance costs	-	12	-	-	12
Derivative loss	-	-	-	30	30

Segment income (loss) before taxes	$(219)	$(1,018)	$-	$(2,117)	$(3,354)

Total assets	$12,657	$87,664	$86,489	$17,951	$204,761

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2014 AND 2013	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

For the three month periods ended March 31, 2014 and 2013, revenue from mining operations was derived as follows from payable metals contained in concentrate:

	2014	2013

Silver	$164	$11,650
Lead	(30)	3,527
Zinc	(3)	935
Gold	141	134
	272	16,246

Smelter treatment and refining charges	(16)	(1,738)

Reported mining operations revenue	$256	$14,508

17.	Related Party Transactions

The Corporation’s related parties include its subsidiaries and key management personnel. Key management personnel compensation for the three month periods ended March 31, 2014 and 2013 is summarized as follows:

	2014	2013

Salaries and other short-term benefits	$482	$637
Share-based compensation	348	603

	$830	$1,240

Key management includes the Corporation’s Board of Directors and members of senior management.

18.	Commitments

As at March 31, 2014, the Corporation’s contractual obligations are as follows:

(a)

The Corporation has entered into various operating lease contracts for office space, motor vehicles and office equipment. The future minimum payments under these leases for the remainder of 2014 and for each full year thereafter are as follows:

2014	$371
2015	363

$734

(b)

As a consequence of its commitment to renounce deductible exploration expenditures to the purchasers of flow-through shares, the Corporation is required to incur further renounceable exploration expenditures totaling $4,470,000 by December 31, 2014.

(c)	The Corporation’s other contractual obligations, including with respect to capital asset expenditures, totaled approximately $370,000.